Exhibit 99.1

Constellium Prices Company’s Sustainability-Linked Notes Offering

First Sustainability-Linked Notes in the metals sector

Paris, February 9, 2021 – Constellium SE (NYSE: CSTM) (“Constellium” or the “Company”) today announced that the Company has priced a private offering (the “Notes Offering”) of $500 million of U.S. dollar denominated sustainability-linked senior unsecured notes due 2029 (the “Sustainability-Linked Notes”).

The Sustainability-Linked Notes will bear interest at a rate of 3.75% per annum, subject to adjustments described below, payable semi-annually in arrears. The Sustainability-Linked Notes will be guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes Offering is expected to close on February 24, 2021, subject to customary closing conditions.

The Company expects to use the net proceeds of the Notes Offering, together with cash on hand, to repurchase pursuant to a tender offer (the “Tender Offer”), and/or redeem, satisfy and discharge in accordance with the governing indenture, all of its outstanding 6.625% Senior Notes due 2025 (the “2025 Notes”), and to pay related fees and expenses.

The Sustainability-Linked Notes are aligned with Constellium’s sustainable development goals and its sustainability strategy. Constellium, as part of its sustainability strategy, has established sustainability performance targets to reduce its Scope 1 and Scope 2 greenhouse gas (GHG) emissions to equal or lower than 0.615 tons of CO2 equivalent per ton of sales for the full year of 2025 and increase its recycled metal input to equal to or higher than 685 kt for the full year of 2026. These two goals constitute the sustainability performance targets applicable to the Sustainability-Linked Notes. Under the terms of the Sustainability-Linked Notes, if Constellium does not satisfy either or both of the sustainability performance targets prior to December 31, 2025 or December 31, 2026, as applicable, the interest rate applicable to the Sustainability-Linked Notes will be increased. The interest rate will be increased by 0.125% per annum beginning on April 15, 2026 if the first sustainability performance target has not been met, and by 0.125% per annum beginning on April 15, 2027 if the second sustainability performance target has not been met (in addition to any increase arising from failure to meet the first sustainability performance target).

The Sustainability-Linked Notes will be offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Sustainability-Linked Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or purchase, or a solicitation of an offer to purchase or sell, shares of the Company, the Sustainability-Linked Notes, the 2025 Notes or any other securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption of any of the 2025 Notes.

The Sustainability-Linked Notes are not intended to be offered, sold, transferred or otherwise made available to and should not be offered, sold, transferred or otherwise made available, as part of their initial distribution or at any time thereafter, directly or indirectly to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Sustainability-Linked Notes or otherwise making available to retail investors in the EEA has been prepared and therefore offering or selling the Sustainability-Linked Notes to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Solely for the purposes of each manufacturer’s product approval process in MiFID II, the target market assessment in respect of the Sustainability-Linked Notes has led to the conclusion that: (i) the target market of the Sustainability-Linked Notes is eligible counterparties and professional clients only (each as defined in MiFID II) and (ii) all channels for distribution of such Notes to eligible counterparties and professional clients are appropriate.

The Sustainability-Linked Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i)

a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (“FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Sustainability-Linked Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Sustainability-Linked Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UK MiFIR product governance / Professional Investors and ECPs Target Market – Solely for the purposes of each manufacturer’s product approval process made pursuant to UK MiFIR and UK MiFIR Product Governance Rules (as defined below), the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain

“forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.